[Letterhead of KPMG Peat Marwick LLP, Independent Auditors]




The Board of Directors
The Life Insurance Company of Virginia
Life of Virginia Separate Account II


We consent to the reference to our firm under the caption "Experts" and to the use of our report with respect to the consolidated financial statements of the Life Insurance Company of Virginia and subsidiaries as of December 31, 1996 and for the nine month period ended December 31, 1996 and the preacquisition three month period ended March 31, 1996, dated January 15, 1997, and our report with respect to the financial statements of Life of Virginia Separate Account II as of December 31, 1996 and for the year or periods then ended, dated, February 11, 1997, in Amendment No. 14 to the Registration Statement (Form S-6 No. 33-9651) and related Prospectus of Life of Virginia Separate Account II, for the registration of an indefinite amount of securities.

Richmond, Virginia
April 25, 1997